Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:  (905) 841-2300
Fax:       (905) 841-2244
Web:     www.helixbiopharma.com

June 11, 2010
NEWS RELEASE

HELIX BIOPHARMA CORP. ANNOUNCES FISCAL Q3 2010 RESULTS

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, FSE: HBP / OTCQX: HXBPF) today announced financial results for the third quarter ended April 30, 2010.

HIGHLIGHTS

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Announced on February 12, 2010 positive preliminary primary endpoint findings from the ongoing Phase II pharmacokinetic clinical study of Topical Interferon Alpha-2b for its lead indication in patients with low-grade cervical lesions.

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Announced on June 8, 2010 that its Phase II trial of Topical Interferon Alpha-2b for its secondary indication of the treatment of ano-genital warts (AGW) showed that the treatment and placebo preparations were well tolerated, but the treatment did not show a statistically significant effect in the primary and secondary efficacy analyses.

RESULTS FROM OPERATIONS
Three and nine month periods ended April 30, 2010 compared to the same period in the previous year

Loss for the period

The Company recorded a loss of $4,200,000 and $11,348,000, respectively for the three and nine month periods ended April 30, 2010 for a loss per common share of $0.07 and $0.19, respectively. In the comparative three and nine month periods ended April 30, 2009, the Company recorded a loss of $4,134,000 and $10,707,000 respectively, for a loss per common share of $0.08 and $0.21, respectively.

Revenues

Revenues totaled $1,114,000 and $3,255,000 respectively for the three and nine month periods ended April 30, 2010 and represent an increase of $190,000 (20.6%) and $349,000 (12.0%) when compared to the three and nine month periods ended April 30, 2009.

Product revenues totaled $933,000 and $2,848,000 respectively for the three and nine month periods ended April 30, 2010 and represent an increase of $140,000 (17.7%) and $394,000 (16.1%) when compared to the three and nine month periods ended April 30, 2009.  For the three month period ended April 30, 2010, the majority of the product revenue increase is represented by the combined sales of MonoviscTM and Orthovisc®. For the nine month period ended April 30, 2010, while there were sales increases for both Imunovir™ and Klean-Prep®, the majority of the product revenue increase is represented by the combined sales of MonoviscTM and Orthovisc®.  The Company commenced distribution of MonoviscTM in Canada during the fiscal first quarter of 2010.

License fees and royalties totaled $181,000 and $407,000 respectively for the three and nine month periods ended April 30, 2010 and represent an increase of $50,000 (38.2%) and a decrease of $45,000 (10.0%) when compared to the three and nine month periods ended April 30, 2009. The increase in license fees and royalties for the three month period ended April 30, 2010 reflects additional royalty revenues resulting from a royalty audit of Helsinn-Birex, the licensee of the Company’s Klean-Prep® technology outside of Canada.  The decrease for the nine month period ended April 30, 2010 in license fees and royalty revenues reflects a US$75,000 termination payment from Lumera Corporation (“Lumera”) in the first quarter of fiscal 2009.  Excluding the Lumera termination payment, license fees and royalty revenues are comprised solely of royalties related to sales of Klean-Prep® outside of Canada.

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Cost of sales and margins

Cost of sales totaled $400,000 and $1,279,000 respectively for the three and nine month periods ended April 30, 2010 (three and nine month periods ended April 30, 2009 were $375,000 and $1,160,000 respectively).  Margins, on a percentage basis, for the three and nine month periods ended April 30, 2010 were 57.1% and 55.1% (three and nine month periods ended April 30, 2009 were 52.7% and 52.7% respectively).  The increase in margins reflects higher margins on the sales of MonoviscTM .

Research & development

Research and development costs for the three and nine month periods ended April 30, 2010 totaled $3,142,000 and $8,402,000 respectively (three and nine month periods ended April 30, 2009 were $3,082,000 and $7,584,000 respectively).  Research and development expenditures associated with the ongoing Topical Interferon Alpha-2b studies reflect the majority of the increase in the quarter and were offset by an investment tax credit which was realized by the Company.  L-DOS47 research and development expenditures for the three month period ended April 30, 2010 were flat when compared to the three month period ended April 30, 2009.  For the nine month period ended April 30, 2010 the investment tax credits realized by the Company, were offset by higher research and development expenditures associated with the Company’s L-DOS47 drug product candidate along with a marginal increase in research and development expenditures associated with Topical Interferon Alpha-2b and various other general research and development expenditures.

Both of the Company’s clinical programs associated with Topical Interferon Alpha-2b were in the late stages of completion during the quarter ended April 30, 2010, resulting in lower clinical research expenditures for the three month period ended April 30, 2010.  The lower clinical research expenditures were offset by higher consulting services and scale-up contract manufacturing initiatives in preparation of a U.S. Phase II/III IND and European Phase III CTA filing for low-grade cervical lesions.  For the nine month period ended April 30, 2010, consulting services and clinical research expenditures represent the bulk of higher research and development expenditures associated with Topical Interferon Alpha-2b.

For the three month period ended April 30, 2010, L-DOS47 research and development expenditures were flat when compared to the three month period ended April 30, 2009.  Lower contract manufacturing expenditures were offset by higher collaborative scientific expenditures and clinical research expenditures in anticipation of U.S. Phase I IND and Polish Phase I/II CTA filings.  For the nine month period ended April 30, 2010, collaborative scientific expenditures and clinical research expenditures represent the bulk of the increase in L-DOS47 research and development expenditures.

The Company has extended its anticipated timing of filing its IND and CTA for L-DOS47 slightly, from the end of the fourth quarter of fiscal 2010 to mid-to-late first quarter of fiscal 2011.  The extension results from a delay in commencing the necessary GLP animal toxicology studies due to third party scheduling availability.  The filings remain subject to successful and timely completion of the remaining pre-IND activities, primarily the GLP animal toxicology studies and stability testing of the L-DOS47 clinical batch.

Operating, general & administration

Operating, general and administration expenses for the three and nine month periods ended April 30, 2010 totaled $779,000 and $2,225,000 respectively (three and nine month periods ended April 30, 2009 were $1,021,000 and $3,127,000 respectively).  The decrease in operating, general and administration expenditures for the three month period ended April 30, 2010 is mainly the result of higher costs in the prior year associated with the filing of a Form 20-F registration statement with the SEC which became effective during the third quarter of fiscal 2009.  For the nine month period ended April 30, 2010, the decrease in operating, general and administrative expenditures mainly reflects lower investor and media relations expenditures and associated marketing materials and expenditures incurred in the prior year associated with consulting services which have since been terminated, the SEC registration statement filing and the implementation of a new financial reporting system.

Sales and marketing

Sales and marketing expenses for the three and nine month periods ended April 30, 2010 totaled $303,000 and $862,000 respectively (three and nine month periods ended April 30, 2009 were $210,000 and $727,000 respectively).  For the three and nine month periods ended April 30, 2010, the increase in sales and marketing expenditures is the result of increased sales commissions as well as marketing and promotion activities and quality compliance expenditures associated with the product launch of MonoviscTM in Canada.

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Amortization of intangible and capital assets

Amortization of intangible assets for the three and nine month periods ended April 30, 2010 totaled $nil and $nil respectively (three and nine month periods ended April 30, 2009 were $3,000 and $9,000 respectively).  Management determined the carrying value of intangible assets was impaired and wrote down the balance at July 31, 2009.  Amortization of capital assets for the three and nine month periods ended April 30, 2010 totaled $112,000 and $317,000 respectively (three and nine month periods ended April 30, 2009 were $64,000 and $191,000 respectively).

Stock-based compensation

Stock-based compensation expense for the three and nine month periods ended April 30, 2010 totalled $251,000 and $1,016,000 respectively (three and nine month periods ended April 30, 2009 were $234,000 and $865,000 respectively).  The stock-based compensation expense in fiscal 2010 relates to the ongoing amortization of compensation costs of stock options granted on December 17, 2008, and December 14, 2009, respectively over their vesting period.

Interest income

Interest income for the three and nine month periods ended April 30, 2010 totaled $13,000 and $37,000 respectively (three and nine month periods ended April 30, 2009 were $27,000 and $332,000 respectively). The decrease in interest income in fiscal 2010 reflects lower interest rates earned on deposits and lower cash balances.

Foreign exchange gain/loss

Foreign exchange losses for the three and nine month periods ended April 30, 2010 totaled $326,000 and $514,000 respectively (three and nine month periods ended April 30, 2009 were losses of $67,000 and a loss of $199,000 respectively).  Foreign exchange losses are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland, cash balances as well as a value added tax receivable, all of which are denominated in Euro dollars.  In the three month period ended April 30, 2010 the Euro dollar has materially depreciated against the Canadian dollar.

Income taxes

Income tax expense for the three and nine month periods ended April 30, 2010 totaled $14,000 and $25,000 respectively (three and nine month periods ended April 30, 2009 were $29,000 and $83,000 respectively).  All income taxes are attributable to the Company’s operations in Ireland.

CASH FLOW

Operating activities

Cash used in operating activities for the three and nine month periods ended April 30, 2010 totaled $3,702,000 and $9,148,000 respectively, including a net loss of $4,200,000 and $11,348,000 respectively. Cash used in operating activities for the three and nine month periods ended April 30, 2009 totaled $3,555,000 and $8,429,000 respectively, including a net loss of $4,134,000 and $10,707,000 respectively.

Significant adjustments for the three and nine month periods ended April 30, 2010 include amortization of capital assets of $112,000 and $317,000 respectively (2009 – $64,000 and $191,000), amortization of intangible assets of $nil and $nil respectively (2009 – $3,000 and $9,000), deferred lease credits of $6,000 and $19,000 (2009 – $nil and $nil), stock-based compensation related to earlier stock option grants of $251,000 and $1,016,000 respectively (2009 – $234,000 and $865,000), foreign exchange losses of $326,000 and $514,000 respectively (2009 – $67,000 and $199,000 respectively) and changes in non-cash working capital balances related to operations of negative $185,000 and $372,000 (2009 – $211,000 and $1,014,000).

Financing activities

Financing activities for the three and nine month periods ended April 30, 2010 totaled $140,000 and $11,737,000 respectively (three and nine month periods ended April 30, 2009 were $nil and $9,659,000 respectively).  Financing activities for the three month period ended April 30, 2010 reflect proceeds from the exercise of stock options.  For the nine month period ended April 30, 2010 and 2009, other than the proceeds from the exercise of stock options, financing activities also included the net proceeds of two separate private placements.

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Investing activities

Use of cash in investing activities for the three and nine month periods ended April 30, 2010 totaled $104,000 and $588,000 respectively (three and nine month periods ended April 30, 2009 were $416,000 and $490,000 respectively) and represents capital acquisitions in both fiscal periods.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

At April 30, 2010, the Company had cash and cash equivalents totaling $15,981,000 (July 31, 2009 – $14,494,000).  The increase in cash and cash equivalents in fiscal 2010 is the result of a private placement completed on September 8, 2009 where the Company issued 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250.  The total number of common shares issued as at April 30, 2010 was 59,870,335 (July 31, 2009 – 53,175,335).

At April 30, 2010, the Company’s working capital was $16,411,000 (July 31, 2009 – $15,296,000).

Based on our planned expenditures and assuming no material unanticipated expenses, our forecasts indicate that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures to the end of September 2011.  These planned expenditures do not include those necessary to conduct the proposed U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47 or the proposed U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions).  As stated above, these trials will require substantial funding beyond the Company’s current resources.

The Company will continue to seek additional funding to carry out its business plan and to minimize risks to its operations.  Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the global economic downturn and credit crisis have added further challenges. There can be no assurance that additional funding by way of equity financing will be available.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.  The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. It may also have a material adverse effect on the Company’s ability to continue as a going concern.

The Company’s unaudited interim consolidated balance sheet as at April 30, 2010 and the audited consolidated balance sheet as at July 31, 2009 are summarized below:

Consolidated Balance Sheets as at
($ thousands)
	30-Apr	31-Jul		30-Apr	31-Jul
	2010	2009		2010	2009
Current assets:			Current liabilities:
Cash and cash equivalents	15,981	14,494	Accounts payable	1,074	1,299
Accounts receivable	995	1,053	Accrued liabilities	692	834
Inventory	748	858	Deferred lease credit	25	25
Prepaid and other	478	1,049		1,791	2,158

	18,202	17,454
			Non current liabilities	79	98

Non current assets	2,141	1,865	Shareholders' equity	18,473	17,063

	20,343	19,319		20,343	19,319

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The Company’s unaudited interim consolidated statements of operations and cash flows for the three and nine month periods ended April 30, 2010 and 2009 are summarized below:

Consolidated Statements of Operations					Consolidated Statements of Cash Flows
for the three and nine month periods ended April 30, 2010 and 2009					for the three and nine month periods ended April 30, 2010 and 2009
($ thousands, except for per share data)					($thousands)

	Three months ended April 30		Nine months ended April 30			Three months ended April 30		Nine months ended April 30
	2010	2009	2010	2009		2010	2009	2010	2009
Revenue:
Product revenue	933	793	2,848	2,454	Cash provided by (used in):
License fees & royalties	181	131	407	452	Loss for the period	(4,200)	(4,134)	(11,348)	(10,707)
	1,114	924	3,255	2,906
					Items not involving cash:
Expenses:					Amortization of capital assets	112	64	317	191
Cost of sales	400	375	1,279	1,160	Amortization of intangibles	-	3	-	9
Research and development	3,142	3,082	8,402	7,584	Deferred lease credit	(6)	-	(19)	-
Operating, general and admin	779	1,021	2,225	3,127	Stock-based compensation	251	234	1,016	865
Sales and marketing	303	210	862	727	Foreign exchange loss	326	67	514	199
Amortization of intangible assets	-	3	-	9		(3,517)	(3,766)	(9,520)	(9,443)
Amortization of capital assets	112	64	317	191
Stock-based compensation	251	234	1,016	865	Change in non-cash working capital	(185)	211	372	1,014
Interest income, net	(13)	(27)	(37)	(332)	Operating activities	(3,702)	(3,555)	(9,148)	(8,429)
Foreign exchange loss	326	67	514	199
	5,300	5,029	14,578	13,530	Financing activities	140	-	11,737	9,659
Loss before income taxes	(4,186)	(4,105)	(11,323)	(10,624)
					Investing activities	(104)	(416)	(588)	(490)
Income taxes	14	29	25	83	Effect of exchange rate changes
					on cash and cash equivalents	(326)	(67)	(514)	(199)
Loss for the period	(4,200)	(4,134)	(11,348)	(10,707)
					Increase in cash	(3,992)	(4,038)	1,487	541
Los per share:					Cash:
Basic	(0.07)	(0.08)	(0.19)	(0.21)	Beginning of the period	19,973	23,636	14,494	19,057
Diluted	(0.07)	(0.08)	(0.19)	(0.21)	End of the period	15,981	19,598	15,981	19,598

The Company’s unaudited interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations are being filed today with Canadian securities regulatory authorities and will be available at SEDAR at www.sedar.com.

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix's product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX and FSE under the symbol "HBP" and the OTCQX International Market under the symbol "HXBPF".

For further information contact:
Investor Relations
Robert Flamm, Ph.D.
Russo Partners LLC
Tel: (212) 845-4226
Email:  robert.flamm@russopartnersllc.com
www.russopartnersllc.com

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Forward-Looking Statements and Risks and Uncertainties
This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the Company’s development of its L-DOS47 and Topical Interferon Alpha-2b new drug candidates; sufficiency of the Company’s cash reserves and expected cash from operations; the Company’s plans to seek funding;  the Company’s expected timing of filing its IND and CTA for L-DOS47, and other information in future periods. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including but not limited to, future financing requirements, and may not be appropriate for other purposes. Certain material factors or assumptions which have been applied in making forward-looking statements, include, but are not limited to, future revenue and expenditures; the safety and efficacy of the Company’s drug candidates; the timely and successful completion of the remaining pre-IND activities for L-DOS47, and the receipt of required regulatory approvals and necessary financing.  Important risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, the Company’s continuing need for additional capital, which may not be available in a timely manner or at all; uncertainty whether L-DOS47 or Topical Interferon Alpha-2b will be successfully developed and commercialized; the need for further regulatory approvals, which are not assured; the Company’s dependence on performance by its third party providers of intellectual property, services and supplies, including supplies of drug product; uncertainty whether any of the Company’s planned or future clinical trials will be approved, conducted or achieve expected results; product liability and insurance risks; uncertainties related to research and development, including manufacturing risks;  intellectual property risks; uncertainties regarding future expenses and revenue; uncertainties related to economic conditions; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its latest Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov/edgar.shtml for additional information on these and other risks and uncertainties which may affect the Company. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

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